

Mail Stop 7010

March 7, 2007

Mr. Christian Storch
Vice President and Chief Financial Officer
Standex International Corporation
6 Manor Parkway
Salem, New Hampshire 03079

> **RE:** **Form 10-K for the Fiscal Year ended June 30, 2006**
> **Forms 10-Q for the Fiscal Quarters ended September 30, 2006 and**
> **December 31, 2006**
> **File No. 1-7233**

Dear Mr. Storch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief